Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Board of Directors

Green Ballast, Inc.:

We consent to the use of our report dated March 29, 2013, with respect to the balance sheets of Green Ballast, Inc. as of December 31, 2012 and 2011, and the related statements of operations, stockholders’ deficit, and cash flows for the year ended December 31, 2012, the period from April 13, 2011 (inception) to December 31, 2011, and the period from April 13, 2011 (inception) to December 31, 2012, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated March 29, 2013 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, has net capital deficiencies and its liquidity may not be sufficient to meet its debt service requirements or to satisfy other financial obligations as they come due over the next twelve months.  These circumstances raise substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Memphis, Tennessee

April 16, 2013